SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: June 16, 2022

List of materials

Documents attached hereto:

i) Press release:  Announcement Regarding the Signing of a Joint Venture Agreement with Honda Motor Co., Ltd. in the Mobility Field

June 16, 2022
Sony Group Corporation

Announcement Regarding the Signing of a Joint Venture Agreement with
Honda Motor Co., Ltd. in the Mobility Field

Sony Group Corporation (“Sony”) today announced that it has signed a joint venture agreement with Honda Motor Co., Ltd. to establish a new company that will engage in the mobility business. For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2023.

Sony and Honda Sign Joint Venture Agreement to Establish New Company,
"Sony Honda Mobility Inc.", to Engage in Mobility Business

June 16, 2022, Tokyo, Japan – Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”) announced today that they have signed a joint venture agreement to establish a new company to engage in the sale of high-value-added electric vehicles (EVs) and provide services for mobility. Today’s announcement is the furtherance and result of discussion of a strategic alliance in the mobility field between the parties as announced in the joint press release entitled “Sony and Honda Sign Memorandum of Understanding for Strategic Alliance in Mobility Field” on March 4, 2022.

The new company will aim to bring together Honda’s cutting-edge environmental and safety technologies, mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience, with Sony’s expertise in the development and application of imaging, sensing, telecommunication, network and entertainment technologies, to realize a new generation of mobility and services for mobility that are closely aligned with users and the environment, and continue to evolve going forward.

Sony and Honda plan to establish the new company within 2022 and to begin the sale of EVs and provision of services for mobility in 2025. The establishment of the new company and the start of business are subject to relevant regulatory approvals.

New Company Overview (Planned)
Company name:	Sony Honda Mobility Inc.
Location:	Tokyo, Japan
Capital:	10 billion yen
Investment ratio:	Sony Group Corporation 50%, Honda Motor Co., Ltd. 50%
Members of the board:	Yasuhide Mizuno, Representative Director, Chairman and CEO
Izumi Kawanishi, Representative Director, President and COO
Shugo Yamaguchi, Director and Deputy President
Kojiro Okabe, Director and Executive Vice President
Manabu Ozawa, Director (Honda Motor Co., Ltd.)
Naoya Horii, Director (Sony Group Corporation)

Comment from Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman, President and CEO, Sony Group Corporation

“Based on our vision to ‘make the mobility space an emotional one,’ Sony’s initiatives in the mobility business are centered around the three areas of safety, entertainment and adaptability. As we continue our learnings in these areas, we are excited to have met a partner, Honda, with extensive global achievements and knowledge, and to sign the joint venture agreement between the two companies. Going forward, we aim to contribute to the evolution of mobility by combining Honda’s cutting-edge environmental and safety technologies, mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience, with our expertise in imaging, sensing, telecommunication, network and entertainment technologies.”

Comment from Toshihiro Mibe, Director, President, Representative Executive Officer and CEO, Honda Motor Co., Ltd.

“Honda continues to take on new challenges in the environmental, safety, and other advanced fields in order to be a driving force for social change through mobility, and ‘become the power that supports people around the world who are trying to do things based on their own initiative.’ We are very pleased to have signed a joint venture agreement with Sony, which has strengths in advanced digital technology, and shares our desire to take on new challenges. Since its announcement in March, many people have expressed their expectations for this joint venture. At the new company, we will strive to create new value through the fusion brought about by the combination of our different industries, so please look forward to future developments.”

Comment from Yasuhide Mizuno, Representative Director, Chairman and CEO of Sony Honda Mobility Inc. (Planned) and Senior Managing Officer of Honda Motor Co., Ltd.

“We are very pleased to sign this joint venture agreement, which represents the start line from which we embark on the major challenge of revolutionizing mobility and creating new value. We plan to fully leverage the technological assets the two companies possess in different fields, such as Sony’s sensing technology and Honda’s original mobility development capabilities, to realize mobility and services that inspire and excite our customers. By bringing together the expertise of both companies, we aim to lead the way in a new era.”

Comment from Izumi Kawanishi, Representative Director, President and COO of Sony Honda Mobility Inc. (Planned) and Executive Vice President of Sony Group Corporation

“I am very pleased to have reached this day, which represents a major milestone in realizing the initiatives we have been working on until now with the aim of contributing to the evolution of mobility. By combining the many strengths of Sony and Honda, we intend to accelerate development and lead the evolution of mobility by realizing mobility as an emotional space rooted in safety and security, and the related services.”